Filed pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Regulation 14A

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Kayne Anderson Energy Infrastructure Fund, Inc.

Commission File No. 811-21593

Kayne Anderson NextGen Energy & Infrastructure, Inc.

Commission File No. 811-22467

Kayne Anderson

Energy Infrastructure Fund, Inc.

KYN Quarterly Letter
Q1 2023

April 6, 2023

Dear Fellow Stockholders:

It has been an eventful start to fiscal 2023 for KYN, its portfolio investments, and the financial markets. All eyes remain fixed upon the Fed; market participants wait on the edge of their seats to see how the Fed will chart a path forward given above-target levels of inflation, concerns about the banking sector, and uncertainty about the impact higher interest rates and tighter credit markets will have on economic activity. This will, almost undoubtedly, be a tricky “needle to thread” for central banks across the globe. Notwithstanding this uncertain backdrop, we continue to believe that the characteristics of energy infrastructure companies – stable cash flows, high barriers to entry, and attractive dividend yields – position the sector well to navigate the current macroeconomic environment.

On March 27th, KYN and Kayne Anderson NextGen Energy & Infrastructure, Inc. (NYSE: KMF) announced that the funds have entered into a definitive merger agreement, in which KMF will be acquired by KYN. We believe this transaction solidifies KYN as the premier investment vehicle for investors seeking exposure to the energy infrastructure sector with active management, daily liquidity, and an attractive quarterly distribution.(1)

In this quarterly update, we discuss the energy infrastructure markets, KYN’s portfolio positioning, and the Company’s year-to-date performance. In summary:

•	KYN’s Net Asset Return for fiscal Q1 (negative 3.4%) was weak on an absolute basis, though relative performance was favorable (outperformed benchmark by 180 basis points);(2)(3)(4)

•	KYN maintained conservative leverage levels with ample downside cushion during the quarter and through the more volatile month of March;(5)

•	Portfolio investments announced solid Q4 2022 earnings during the quarter, with the majority of companies publishing 2023 guidance that met or exceeded consensus estimates; and

•	On March 27th, KYN announced (1) an increase in its quarterly distribution to be paid April 17th to $0.21 per share (5% increase) and (2) its intention to recommend an additional one cent per share increase (to $0.22 per share; cumulative 10% increase) upon the close of its combination with KMF.

Market Conditions

While our goal in these communications is to recap performance from the recently completed fiscal period (in this case, performance data from KYN’s fiscal quarter ended February 28th), we also believe it is appropriate to discuss events that have occurred since quarter end. Given the recent upheaval in the banking sector and higher-than-normal volatility in financial markets during March – on the heels of what was a fairly quiet fiscal Q1 – this quarterly update will include an above average amount of commentary on recent events.

Broad equity indices and energy-related stocks were generally under pressure during fiscal Q1, as expectations for additional interest rate hikes and a “higher for longer” rate outlook weighed on market sentiment. The total returns for the S&P 500 and Dow Jones Industrial Average were -2.3% and -5.2% (respectively), while the NASDAQ was flat during fiscal Q1. While the market remained sensitive to economic data during the quarter, day-to-day volatility was down meaningfully from average levels during fiscal 2022. March, however, brought a dramatic spike in volatility, driven primarily by (1) stubbornly high inflation data (and subsequent hawkish comments from the Fed) and (2) sudden bank failures and a general loss of confidence in several other regional banks.

Endnotes can be found on page 5.

Yields on the 10-Year Treasury increased approximately 20 basis points (bps) during fiscal Q1, ending the quarter at 3.9% while the 2-Year Treasury yielded 4.8%. An inversion of this magnitude between these two treasury securities has not been seen since prior to the Global Financial Crisis. Furthermore, it is a measure frequently used by market commentators to “cut through the noise” and suggest that a recession is imminent. March brought extraordinary moves in interest rates as market participants digested the potential policy responses to the aforementioned bank failures and positioned towards more risk-averse investments. The 2-Year Treasury yield rose above 5% and then dropped 100 bps over two trading days (Friday, March 10th – Monday, March 13th). As of this writing, interest rates remain well below February 28th levels, and the 2-Year to 10-Year Treasury spread is closer to 40 bps (yield curve remains inverted, but less so than at the end of February).

Crude oil prices were flat during fiscal Q1, followed by a 10% “risk off” decline in the month of March before settling at $76 per barrel as of March 31st. In early April, OPEC+ surprised the market with an unexpected production cut, facilitating a rebound in prices to roughly $80 per barrel. We continue to expect global oil demand growth of ~2 million barrels per day in 2023 (on a year-over-year basis), with U.S. crude production growing ~0.5 million barrels per day as domestic producers largely remain disciplined on spending and production growth. Recently, the debate over the trajectory and ultimate peak for domestic oil production has received lots of attention. Our view is that these headlines often reflect “moment in time” sentiment rather than thoughtful analysis of the many factors that influence production trends. While the rate of growth will likely moderate, we believe U.S. production will grow in the 3% to 5% area on an annual basis for the next several years.

The story of the quarter in energy commodities was natural gas, as 2023 strip prices decreased from $5.57 per million British thermal units (MMBtu) at the end of November to $3.05/MMBtu as of March 31st. While fundamentals are better over the longer term, the globalization of the natural gas market has created an environment in which U.S. prices are subject to more short-term volatility than in years past. Domestic and international weather, regional gas inventories, and economic data from all over the world are among the innumerable factors influencing spot natural gas prices. A warmer winter globally kept international gas inventories comfortably above 5-year averages and caused domestic natural gas prices to decline. Focusing on the medium and longer-term outlook – domestic liquefaction projects (LNG exports) and the continued need for European and Asian markets to source volumes to satisfy growing demand have us optimistic about U.S. prices and domestic volume growth.

Portfolio and Performance

Returns across KYN’s three energy infrastructure sectors – midstream, U.S. utilities, and renewable infrastructure – were down in sympathy with the broad financial market during the first fiscal quarter of 2023. U.S. utilities had a particularly volatile quarter with a sharp move to the downside as interest rates rose, returning negative 8.3% during fiscal Q1. As interest rates and equities declined amid a volatile March, utility stock prices behaved more defensively (total return of 5% in March).

Comparison of Returns in Fiscal Q1 2023

KYN Net Asset Return(2)	-3.4%
KYN Benchmark(4)	-5.2%
Midstream(6)(7)	-5.2%
Renewable Infrastructure(8)	-2.5%
U.S. Utilities(9)	-8.3%

KYN generated a total Net Asset Return of negative 3.4% in fiscal Q1. While we are disappointed in the absolute return, we are pleased with performance relative to the KYN Benchmark (180 bps outperformance) following 820 bps of outperformance in fiscal 2022.(3) KYN has now outperformed its benchmark every quarter since the benchmark’s introduction in fiscal Q1 2021.

Endnotes can be found on page 5.

KYN’s Market Return, which is based on stock price performance rather than Net Asset Value, was 0.7% for fiscal Q1.(10) This exceeded our Net Asset Return as our stock price traded at a 11.4% discount to NAV as of February 28th compared to a 15.0% discount at the beginning of the fiscal year.

Our outlook at the start of fiscal 2023 was cautious and the events thus far this year, including volatility in the banking sector, have reinforced this view. That said, we were optimistic about the outlook for the second half of 2023; recent events have probably delayed when we “turn the corner” economically but have not fundamentally changed our expectation for a relatively brief economic downturn.

It is our belief that North American energy infrastructure businesses – many of which continue to generate significant free cash flow (and are thereby able to self-fund capital expenditures and dividends) – are more insulated from the credit market volatility plaguing other sectors. Our bias is to remain conservative with respect to fund leverage and to focus the portfolio on core North American-focused energy infrastructure names. We believe that fundamentals for energy infrastructure, and particularly for midstream, remain strong despite the recent stock price pullback.

February 28, 2023

Distribution & Outlook

Given KYN’s strong performance during fiscal 2022 and our outlook for the next 12 to 18 months, we recently announced a 5% increase in our quarterly distribution (to $0.21 per share). Further, we intend to recommend an additional one cent per share increase in KYN’s quarterly distribution rate (to $0.22 per share, representing a cumulative 10% increase) once the combination with KMF is completed.

We believe these levels are sustainable based on our long-term outlook for income we receive from our investments as well as capital appreciation in the portfolio. Of note, companies in our midstream portfolio are trending towards “floor” leverage levels (and some have already achieved these targets). As this occurs, we believe these companies are much more likely to use their “excess” free cash flow to increase quarterly dividends or for stock buyback programs. Both actions are expected to be accretive to KYN’s returns. Our goal is to steadily increase KYN’s distribution over time, as supported by the Company’s operating results.

Endnotes can be found on page 5.

KYN & KMF Proposed Merger

We are pleased to announce the proposed combination of KYN and KMF and firmly believe this merger enhances KYN’s ability to capitalize on the long-term tailwinds in the energy infrastructure sector. Stockholders in the combined entity will continue to have exposure to the largest macro trends in the energy industry, and the fund will be managed by the same dedicated team of professionals committed to providing attractive risk-adjusted returns and best-in-class financial disclosure.

Based on each fund’s portfolios as of February 28th, KYN’s pro forma portfolio would have been ~80% midstream and ~20% renewable infrastructure/utilities. We believe that portfolio mix is a good “rule of thumb” for KYN once the merger closes – the substantial majority of KYN’s portfolio will be allocated to midstream companies. While we are bullish on the midstream sector’s outlook, there is little doubt in our minds that renewable infrastructure and utilities serve an important role in KYN’s portfolio as well. Importantly, KYN’s investment mandate (1) provides flexibility for the combined entity to invest across a full spectrum of companies in the energy infrastructure industry and (2) dynamically shift portfolio allocations among the different industry subsectors in an effort to generate attractive risk-adjusted returns for stockholders.

KYN’s investment objective and focus remain unchanged following this unanimously board-approved merger: We will continue to seek to provide a high after-tax total return with an emphasis on making cash distributions to stockholders. We appreciate your feedback on the transaction to date, and we always welcome commentary from our stockholders. KYN and KMF expect to mail a definitive joint proxy statement/prospectus to stockholders that will contain additional information about the merger following a review period with the SEC.

KYN’s stockholder meeting is scheduled to take place on June 20, 2023, and we anticipate closing the merger prior to the end of fiscal 2023. Please refer to kaynefunds.com/insights and the transaction press release for detailed information on the combination.

We encourage investors to visit our website at kaynefunds.com for more information about the Company, including the commentary posted on the “Insights” page that discuss performance, key industry trends, and the proposed fund combination. We appreciate your investment in KYN and look forward to providing future updates.

KA Fund Advisors, LLC

Endnotes can be found on page 5.

(1)	More information on the merger is available in the preliminary joint proxy statement/prospectus (Form N-14) filed with the Securities and Exchange Commission (SEC) on March 27, 2023. KYN and KMF expect to mail a definitive joint proxy statement/prospectus to stockholders that will contain information about the merger following a review period with the SEC. The definitive joint proxy statement, along with other relevant documents, will be available at no charge on the SEC website at www.SEC.gov. Please refer to kaynefunds.com/insights for additional information on the combination.
(2)	Net Asset Return is defined as the change in net asset value per share plus cash distributions paid during the period (assuming reinvestment through our dividend reinvestment plan).
(3)	Relative performance based on the difference between the Company’s Net Asset Return and the total return of KYN’s Benchmark.
(4)	KYN’s Benchmark is a composite of energy infrastructure companies. For fiscal 2023, this composite is comprised of a 75% weighting to the midstream sector, a 12.5% weighting to the renewable infrastructure sector, and a 12.5% weighting to the U.S. utility sector. The subsector allocations for this composite were established by Kayne Anderson at the beginning of fiscal 2023 based on the estimated target subsector allocations of the Company’s assets over the intermediate term. KYN's portfolio holdings and/or subsector allocations may change at any time.
(5)	Downside cushion reflects the decrease in total asset value that could be sustained while maintaining compliance with 1940 Act leverage levels and KYN’s financial covenants.
(6)	Whenever we reference “midstream companies”, the “midstream sector” or the “midstream industry” it includes both traditional midstream companies and natural gas & LNG infrastructure companies. Traditional midstream companies are defined as midstream companies that own and/or operate midstream assets related to crude oil, refined products, natural gas liquids or water. Natural gas & LNG infrastructure companies are defined as midstream companies that primarily own and/or operate midstream assets related to natural gas or liquefied natural gas.
(7)	The benchmark for the midstream sector is the Alerian Midstream Energy Index (AMNA).
(8)	The benchmark for the renewable infrastructure sector is a composite total return of 31 domestic and international renewable infrastructure and utility companies (calculated on a market-cap weighted basis with individual constituents capped at a 5% weighting).
(9)	The benchmark for the U.S. utility sector is the Utilities Select Sector SPDR Fund (XLU), which is an exchange-traded fund (“ETF”) linked to the Utilities Select Sector Index (IXU), a subset of the S&P 500.
(10)	Market Return is defined as the change in share price plus cash distributions paid during the period (assuming reinvestment through our dividend reinvestment program).

DISCLAIMER & RISK CONSIDERATIONS

All investments involve risk, including possible loss of principal. An investment in the fund could suffer loss.

Kayne Anderson Energy Infrastructure Fund, Inc. (NYSE: KYN) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended, whose common stock is traded on the NYSE. The Company's investment objective is to provide a high after-tax total return with an emphasis on making cash distributions to stockholders. KYN intends to achieve this objective by investing at least 80% of its total assets in securities of Energy Infrastructure Companies. See Glossary of Key Terms in the Company's most recent quarterly report for a description of these investment categories and the meaning of capitalized terms.

This communication contains statements reflecting assumptions, expectations, projections, intentions, or beliefs about future events. These and other statements not relating strictly to historical or current facts constitute forward-looking statements as defined under the U.S. federal securities laws. Forward-looking statements involve a variety of risks and uncertainties. These risks include, but are not limited to, changes in economic and political conditions; regulatory and legal changes; energy industry risk; leverage risk; valuation risk; interest rate risk; tax risk; and other risks discussed in detail in the Fund's filings with the Securities and Exchange Commission ("SEC"), available at www.kaynefunds.com or www.sec.gov. Actual events could differ materially from these statements or from our present expectations or projections. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Kayne Anderson undertakes no obligation to publicly update or revise any forward-looking statements made herein. There is no assurance that the Company's investment objectives will be attained.

This commentary is provided for informational purposes only and is not intended for trading purposes. This commentary shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of any securities in any jurisdiction in which such offer or sale is not permitted. Performance data quoted represent past performance and are for the stated time period only, Past performance is not a guarantee of future results. Current performance may be lower or higher than that shown based on market fluctuations from the end of the reported period.

Past performance is no guarantee of future results. Closed-end funds, unlike open-end funds, are not continuously offered. After the initial public offering, shares are sold on the open market through a stock exchange. As with any other stock, total return and market value will fluctuate so that an investment, when sold, may be worth more or less than its original cost. Shares of closed-end funds frequently trade at a market price that is below their net asset value.

For more information:
cef@kaynecapital.com • 877.657.3863
www.kaynefunds.com